Katherine J. Blair Manatt, Phelps & Phillips, LLP Direct Dial: (310) 312-4252 KBlair@manatt.com

January 15, 2021	Client-Matter: 66518.030

Via EDGAR

Division of Corporation Finance
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Attention: Ms. Cara Wirth and Ms. Lilyanna Peyser, Office of Trade & Services

Re:	MedMen Enterprises Inc.
Amendment No. 3 to Registration Statement on Form 10-12G Filed December 7, 2020

Dear Ms. Wirth and Ms. Peyser:

On behalf of our client, MedMen Enterprises Inc. (the “Company”), we hereby file Amendment No. 4 to the Company’s Registration Statement on Form 10-12G (the “Amendment No. 4”). Amendment No. 4 is filed to provide responses to comments (the “Comments) of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) issued in a letter dated December 16, 2020 (the “Staff’s Letter”) relating to the Company’s Amendment No. 3 to its Registration Statement on Form 10-12G as filed with the Commission on December 7, 2020. In order to facilitate your review, we have responded, on behalf of the Company, to each of the Comments set forth in the Staff’s Letter, on a point by point basis. The Comments are set forth below in bold font and our response follows each respective Comment. In our response, page number references are to Amendment No. 4. Terms used but not defined herein have the respective meanings assigned thereto in Amendment No. 4.

Amendment No. 3 to Form 10-12G filed December 7, 2020

Federal Regulatory Environment on Form 10-12G, page 17

1.	We note that you list your license application with respect to Pasadena, California as "Pending Local and State Approval." However, it appears that that license was rejected in August 2020. Please revise to update the status of this license and, if material, revise your risk factor and legal proceedings disclosure.

2049 Century Park East, Suite 1700, Los Angeles, California  90067   Telephone:  310.312.4000  Fax:  310.312.4224

Albany | Boston | Chicago | Los Angeles | New York | Orange County | Palo Alto | Sacramento | San Francisco | Washington, D.C.

U.S. Securities & Exchange Commission

January 15, 2021

Response: Pursuant to the Staff’s Comment, the Company has revised the disclosure regarding the Pasadena license application.

COVID-19, page 28

2.

We reviewed the changes you made in response to our prior comment 3 issued on October 19, 2020. Please revise to clarify whether you were eligible to apply for relief under the CARES Act, given the nature of your business.

Response: Pursuant to the Staff’s Comment, the Company has revised the disclosure related to relief under the CARES Act.

Executive Management, page 28

3.

We reviewed the changes you made in response to our prior comment 4 issued on October 19, 2020. Please revise to clarify what you mean by "in an amount based on a third-party valuation." Please disclose what factors the third party will rely upon to make the relevant determinations.

Response: Pursuant to the Staff’s Comment, the Company included further disclosure about the third-party valuation, including the factors that were relied upon.

Risk Factors
We have identified material weaknesses in our internal control over financial reporting..., page 47

4.

You state that you successfully completed the assessment necessary to conclude that the material weakness in your internal control over financial reporting has been remediated as of September 26, 2020. Please tell us how you reached this conclusion, given that you were not aware of the Form 10 issue related to the presentation and disclosure of nonroutine transactions until November 10, 2020. Otherwise, revise your disclosures accordingly.

Response: The Company revised its disclosures to clarify that the material weakness in its internal control over financial reporting relating to the presentation and disclosure of non-routine transactions has not been fully remediated as of September 26, 2020. Although the Company has taken measures to remediate the material weakness, such as the preparation and review of a financial statement disclosure checklist, this internal control weakness is not considered fully remediated until the new control procedures operate for a sufficient period of time.

U.S. Securities & Exchange Commission

January 15, 2021

Non-GAAP Financial Measures

Retail Performance, page 62

5.

We note the changes made to your non-GAAP reconciliations of Retail Gross Margin, Retail EBITDA Margin and Retail Adjusted EBITDA Margin. Please simplify these reconciliations by removing all unnecessary lines and subtotals and reconciling directly from the most directly comparable GAAP measure in one step. For example, your reconciliation of Retail Gross Margin could be achieved in four lines by beginning with Gross Profit, subtracting Revenues: Cultivation & Wholesale and adding Cost of Goods Sold: Cultivation & Wholesale to arrive at your non-GAAP measure of Retail Gross Margin without the use of other line items or subtotals. Additionally, in reconciling to Retail EBITDA Margin and Retail Adjusted EBITDA Margin, your reconciliation should begin with Net Loss, rather than Loss from Operations. Refer to Item 10(e)(1)(i) of Regulation S-K and Question 103.02 of the Non-GAAP Financial Measures Compliance & Disclosure Interpretations.

Response: Pursuant to the Staff’s comment, the Company simplified its non-GAAP reconciliations of Retail Gross Margin and Retail Adjusted EBITDA Margin. The Company modified its reconciliation of Retail Adjusted EBITDA Margin to begin with Net Loss as presented in the statement of operations under GAAP. Management also included footnotes to provide greater detail and disaggregate into smaller components the amounts in the non-GAAP reconciliation and to reconcile the amounts presented in the statement of operations under GAAP. We respectfully note that Retail EBITDA Margin was removed from the presentation as a result of the Staff’s Comment 6 addressed herein.

6.

Please retitle your EBITDA Margin and EBITDA Margin Rate non-GAAP measures to reflect that they include additional adjustments beyond those included in EBITDA, as commonly defined. Refer to Question 103.01 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations.

Response: The Company acknowledges the Staff’s comment and revised its non-GAAP presentation of Retail EBITDA to reflect only two non-GAAP measures: Retail Adjusted EBITDA Margin and Retail Adjusted EBITDA Margin Rate. Previously, the Company presented four non-GAAP measures in its Retail EBITDA reconciliation: Retail EBITDA Margin, Retail EBITDA Margin Rate, Retail Adjusted EBITDA Margin, and Retail Adjusted EBITDA Margin Rate.

U.S. Securities & Exchange Commission

January 15, 2021

7.

Please remove the Pre-Opening Expenses and Other adjustments from either your Retail EBITDA Margin reconciliation or your Corporate SG&A reconciliation. Also, disclose in greater detail and quantify what the Other adjustments represent in a note to the non- GAAP reconciliation that still includes the Other adjustment.

Response: The Company removed Pre-Opening Expenses from its Corporate SG&A reconciliation. In response to the Staff’s comment, Corporate SG&A now includes Pre-Opening Expenses and has been updated within the Retail EBITDA Margin reconciliation accordingly. The Company disclosed the change in accordance with Question 100.02 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations. Management believes the change between periods is not significant enough to recast previously issued measures. The Company added footnote (3) to disclose in greater detail the amounts included in Other adjustments. Upon further analysis, management determined that local taxes, distribution expenses, and inventory adjustments previously included in Other adjustments of non-Corporate SG&A should be classified within Direct Store Operating Expenses to simplify the presentation of Retail Adjusted EBITDA pursuant to the Staff’s Comment 5 addressed herein.

Reconciliations of Non-GAAP Financial Measures, page 63

8.

Please modify your non-GAAP reconciliations of Adjusted Net Loss from Continuing Operations, EBITDA from Continuing Operations and Adjusted EBITDA from Continuing Operations to begin with Net Loss, rather than Net Loss from Continuing Operations. Refer to Item 10(e)(1)(i) of Regulation S-K and Question 103.02 of the Non- GAAP Financial Measures Compliance and Disclosure Interpretations.

Response: The Company modified its non-GAAP reconciliation of Adjusted Net Loss from Continuing Operations, EBITDA from Continuing Operations, and Adjusted EBITDA from Continuing Operations to begin with Net Loss as presented in the statement of operations under GAAP.

9.

We reviewed the changes you made in response to our prior comment 6 issued on November 10, 2020. You revised your reconciliation to arrive at Adjusted Net Loss from Continuing Operations by including an adjustment for the full amount of your Provision for Income Tax Benefit from Continuing Operations, rather than just the income tax impact attributable to your non-GAAP adjustments for Transaction Costs & Restructuring Costs, Share-Based Compensation and Other Non-Cash Operating Costs. Also, you did not disclose how this separate tax adjustment was computed. Please make the appropriate revisions. Refer to Question 102.11 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations.

U.S. Securities & Exchange Commission

January 15, 2021

Response: In response to the Staff’s comment, the Company revised its reconciliation to arrive at Adjusted Net Loss from Continuing Operations by including the income tax effect related to the non-GAAP adjustments. Income tax effects typically arise from temporary tax differences, such as changes in fair value of investments, changes in fair value of contingent consideration, gain/loss from disposal of assets, and impairment expense. The income tax effect was calculated using the federal and state statutory tax rate for the respective periods. The Company included footnote (2) to disclose how the separate income tax adjustment was calculated.

Security Ownership of Certain Beneficial Owners and Management, page 73

10.	We note your beneficial ownership reflects ownership as of October 23, 2020. Please revise this table to reflect ownership as of the most recent practicable date. Refer to Item 403 of Regulation S-K.

Response: In furtherance of Item 403 of Regulation S-K, the beneficial ownership information has been updated to reflect ownership as of December 31, 2020.

Report of Independent Registered Public Accounting Firm, page F-1

11.

We reviewed the changes you made to correct the errors in your financial statements in response to our prior comment 9 issued on November 10, 2020. Please make arrangements for your auditor to revise its audit report to reference the error correction and the footnote that discusses it. Also, revise your financial statements to label them as restated and provide the disclosures required by ASC 250-10-50-7, including disclosing the nature of the errors and quantifying the effect of the error correction on Loss from Operations for each period presented. Your disclosures in Note 28 on page F-66 do not appropriately describe this error correction and changing from accounting that does not conform with GAAP is not just a reclassification, as described in ASC 205-10-50-1. Refer to the definition of an Error in Previously Issued Financial Statements in ASC 250-10-20.

U.S. Securities & Exchange Commission

January 15, 2021

Response: The Company agrees that the error correction does not meet the definition of a reclassification in accordance with ASC 205-10-50-1. Management performed an analysis to determine if the error was material and considered both quantitative and qualitative factors to assess materiality. Management believes it is quantitatively material due to the amount of the correction in accordance with the Staff Accounting Bulletin Topic 1.M wherein a quantitative threshold of below 5% of net income is not considered material as an initial step in assessing materiality. However, management believes this correction is not qualitatively material due to the fact that: (a) it did not affect loss from continuing operations and net loss and it did not change the loss to a profit or vice versa, (b) it does not affect metrics that drives investor conclusions, such as Revenue, Gross Margin, Net Loss, Adjusted Net Loss from Continuing Operations (Non-GAAP), EBITDA from Continuing Operations (Non-GAAP), Adjusted EBITDA from Continuing Operations (Non-GAAP), and Retail Adjusted EBITDA Margins (Non-GAAP) as discussed in Management’s Discussion and Analysis, and is not important to investor models, (c) loss per share and net loss are not affected and (d) it does not affect other information communicated in documents containing the audited financial statements (i.e. press releases, corporate presentations, Form 8-K) that may reasonably be expected to influence the economic decisions of the users of the financial statements. As such, it was determined that the error correction does not require a modification of the audit report and the statement of operations do not need to be labeled as restated. Management added the disclosures required by ASC 250-10-50-7, including a description of the nature and effect of the correction, and revised the title of Note 28 of the financial statements to be labeled as correction of error in previously issued financial statements.

Exhibits

12.	Once available, please file Exhibit 10.4, Letter Agreement dated April 27, 2018, between the Ladera Ventures Corp. and MM Enterprises USA, LLC.

Response: Exhibit 10.4 has been filed with Amendment No. 4.

Should you or the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (310) 312-4252.

Sincerely,

/s/ Katherine J. Blair
Katherine J. Blair

cc:	Reece Fulgham, Interim Chief Financial Officer

Thomas J. Poletti, Esq.